SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 7)1

Alaska Communications Systems Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

01167P101
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ, 07626 (Tel.) (201) 750-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	01167P101	13D/A7	Page 2 of 6

1	NAME OF REPORTING PERSON
Karen Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,639,984
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,639,984
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,639,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.03%[2]

14	TYPE OF REPORTING PERSON*
IN

2 The percentages reported in this Schedule 13D/A7 are based upon the 52,525,665outstanding shares of common stock as described in the Form 10-K filed by Alaska Communications Systems Group, Inc., on March 16, 2018.

CUSIP No.	01167P101	13D/A7	Page 3 of 6

1	NAME OF REPORTING PERSON
TAR Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,639,984[3]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,639,984[4]
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,639,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.03%

14	TYPE OF REPORTING PERSON*
OO

3 Ms. Singer has sole voting power with respect to all the shares held by TAR Holdings LLC.

4 Ms. Singer has sole dispositive power with respect to all shares held by TAR Holdings LLC.

SCHEDULE 13D/A7

This constitutes Amendment No. 7 (the “Amendment No. 7”) to the statement on Schedule 13D filed on behalf of Karen Singer, dated and filed December 15, 2017 (as amended, the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock” or “Shares”), of Alaska Communications Systems Group, Inc. (the “Company” or the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4.                 Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

The purpose of this Amendment No. 7 is to report that the Reporting Person and its representatives have continued to engage with the Issuer and its management regarding, among other things, (i) the settlement of a potential proxy contest at the Issuer’s 2018 annual meeting of stockholders (the “Annual Meeting”), (ii) the Issuer’s recent underperformance, and (iii) strategic opportunities to enhance stockholder value. Notwithstanding such underperformance, the Reporting Person continues to believe that opportunities exist for the Issuer to unlock its true value. Accordingly, the Reporting Person is interested in investing further capital into the Company. More specifically, the Reporting Person is interested in: (i) acquiring an additional 10% of the Common Stock, or (ii) backstopping an issuance of up to $15 million of convertible preferred stock of the Issuer at a price of $2 per share on substantially the terms set forth on the term sheet attached to this Statement as Exhibit No. 99.3. All holders of the Issuer’s Common Stock would be able to participate in such convertible preferred stock financing round. On April 24, 2018, the Reporting Person submitted the term sheet to the Issuer for consideration.

As reported in previous filings, the Reporting Person remains concerned about the Issuer’s recent performance and the potential misalignment of incentives for the Issuer’s current management to enhance stockholder value. Among other recent developments, the Common Stock has seen a drastic decline, marked by a drop in value of approximately 40% since the beginning of this calendar year. Adding support to the Reporting Person’s previous filings expressing concerns over the level of compensation awarded to the Issuer’s Chief Executive Officer (the “CEO”), a recent industry article published on Yahoo! Finance on April 13, 2018, titled “Is Alaska Communications Systems Group Inc’s (NASDAQ:ALSK) CEO Paid At A Competitive Rate?,” has criticized these compensation practices relative to the Issuer’s peers, highlighting, among other things, the CEO’s potential lack of motivation to create more value for the Issuer’s stockholders.

In addition, as previously reported by the Reporting Person, the Reporting Person is troubled that the Issuer’s Board has continued to refuse the Reporting Person’s request for a waiver of the Section 382 Tax Benefits Preservation Plan (the “Poison Pill”). The Board has even further refused to agree to grant a waiver to the Reporting Person in the event that the Issuer allows another party to obtain beneficial ownership of 4.99% or more of the Common Stock outstanding. Furthermore, the Issuer has continued to refuse to provide a summary of the Issuer’s analysis regarding the potential for an “ownership change” within the meaning of Section 382 of the Internal Revenue Code, in connection with the Issuer’s adoption of the Poison Pill (the “Section 382 Analysis”), despite the Reporting Person’s willingness to execute a confidentiality agreement related to the Section 382 Analysis and/or have such information provided on an “advisor-eyes-only” basis. The Reporting Person believes that these repeated refusals cast reasonable doubt on the Issuer’s argument that the Poison Pill is necessary to protect the Issuer’s NOL position. As previously reported by the Reporting Person, it is the Reporting Person’s understanding that the Issuer’s potential for an “ownership change” within the meaning of Section 382 of the Internal Revenue Code has not changed (or has changed immaterially) in the past three years. Moreover, as described in previous filings, the Issuer has continued to refuse to provide the most recent list of non-objecting beneficial owners of shares of the Common Stock pursuant to Rule 14b-1 or Rule 14b-2 under the Securities Exchange Act of 1934, as amended (the “NOBO List”) in the Issuer’s possession, despite the Reporting Person’s multiple requests for the NOBO List pursuant to Section 220 of the Delaware General Corporation Law.

TAR Holdings has attempted to engage, and remains open to engaging, with the Board and management of the Issuer to reach a mutually agreeable resolution that would avoid the need for an election contest at the Annual Meeting.

Except in connection with the matters described in this Item 4 and as contemplated herein, Ms. Singer and TAR Holdings do not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended to add the following:

In connection with the Reporting Person’s ongoing discussions with the Issuer’s management, the Reporting Person has prepared a proposed Convertible Preferred Term Sheet, a copy of which is attached to this Statement as Exhibit No. 99.3.

Item 7.                 Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following exhibits:

99.3       Convertible Preferred Term Sheet

99.4       Yahoo Finance! Article, dated as of April 13, 2018

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 24, 2018

By:	/s/ Karen Singer
Karen Singer